Lightspeed Announces Fiscal Second Quarter 2021 Financial Results Conference Call

MONTREAL, October 16, 2020 /CNW Telbec/ - Lightspeed POS Inc. ("Lightspeed" or the "Company") (NYSE and TSX : LSPD), a leading provider of cloud-based omnichannel commerce platforms, today announced it will report second quarter 2021 financial results before the market opens on Thursday, November 5, 2020. Management will host a conference call and webcast to discuss the Company's financial results at 7:30 am ET on Thursday, November 5, 2020.

Lightspeed Fiscal Second Quarter 2021 Financial Results Conference Call
When: Thursday, November 5, 2020
Time: 7:30 am ET
Live Call Registration: http://www.directeventreg.com/registration/event/4437375
Replay: (855) 859-2056 (US/Canada Toll-Free) or (404) 537-3406 (International) with passcode 4437375
(The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on November 12, 2020)
Live Audio Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the telephonic version of the conference call in advance by visiting http://www.directeventreg.com/registration/event/4437375. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed POS Inc.

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.
Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
For more information, please visit: www.lightspeedhq.com
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SOURCE Lightspeed POS Inc.